N E W S R E L E A S E

April 3, 2006

NEVSUN THANKS THE STATE OF ERITREA

Nevsun Resources Ltd. (NSU-TSX and AMEX) is very pleased to publicly thank the President of Eritrea and the Minister of Energy & Mines, Minister of National Development, Minister of Finance and their staff for a sincere and open welcome to Nevsun’s visitors this past week. The visitors included a number of representatives from the European Investment Bank, Export Development Corporation of Canada, Proparco of France, Export Credit Insurance Corporation of South Africa, Standard Bank of South Africa and Endeavour Financial Corporation. Endeavour is Nevsun’s advisor regarding the finance for its Bisha project and the other organizations are some of the possible funding agencies for the Bisha project.

The visitors had a full agenda over the three-day visit, including:

Day 1 - visited the Bisha project site, toured mine site and planned locations for various facilities at site, participated in an interactive presentation by consultants on work being carried out on environmental and social impact matters;

Day 2 – toured the capital city of Asmara, Nevsun office and attended interactive presentations by the Minister of Energy & Mines and the Company, that were also attended by other senior Ministers and staff;

Day 3 – visited the city of Massawa, toured port facilities and infrastructure and met with the President and the Minister of Energy & Mines for an interactive session.

The Company received very encouraging feedback from both the visitors and  Government officials. The Government of Eritrea continues to demonstrate its strong support for the project, the industry and Nevsun.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer NSU06-10.doc	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com